

May 12, 2022

Anthony Y. Sun, M.D
Chief Executive Officer, President and Chairman
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 1710
New York, New York 10018

> **Re: Zentalis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-39263**

Dear Mr. Sun:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2021

Consolidated Financial Statements
Notes to Consolidated Financial Statements
3. Significant Transactions, page F-16

1. You disclose that after Zentera's July 2021 Series B convertible preferred offering and changes to its corporate governance, you no longer individually have the ability to direct the activities that most significantly impact Zentera's economic performance, and explain, that beginning in July 2021, the financial position and results of operations of Zentera are no longer included in your consolidated financial statements. Please address the following:
   • Provide us with a comprehensive accounting analysis relating to your deconsolidation of Zentera that includes the terms of and your assessment of the contractual arrangements and corporate governance of Zentera prior to and subsequent to the July

2021 convertible preferred offering.
- Provide us an analysis of the significance of Zentera to your operations prior to and after deconsolidation. Please address the collaboration and license agreements each of your subsidiaries have entered into with your joint venture, Zentera.
- Explain to us the purpose and design of Zentera, the terms and characteristics of your financial interest in Zentera, and your business purpose for holding the financial interest.
- Tell us if there are any contractual arrangements subsequent to deconsolidation that would allow you to increase your interest or control in Zentera in the future, and if so, the terms of any agreements that would give you those rights and your assessment of how those terms affected your determination to deconsolidate Zentera.
- Clarify what your initial investment amount was in this joint venture as well as how you determined this amount. In this regard, tell us if you formed Zentera.
- Tell us whether you identified any related parties for purposes of your consolidation analysis under ASC 810. If so, tell us how you considered these related parties when concluding it was appropriate to deconsolidate Zentera. In this respect, we note on page 106 that your President and Chief Executive Officer serves as Chief Executive Officer and a member of the board of directors of Zentera and your Chief Operating Officer serves as a member of the board of directors of Zentera. Tell us how many board members are on Zentera's board of directors.
- In your response, address which paragraphs within the authoritative accounting guidance you relied upon to support your accounting.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat at 202-551-3636 or Mary Mast at 202-551-3613 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences